October 2023 Company Presentation Confidential

2 Fidelis Insurance Group Senior Management Daniel Burrows Chief Executive Officer  Joined Fidelis Insurance as UK CEO, CUO and founding member in 2015 before becoming Group Managing Director and member of the Executive team  Instrumental in helping to build out the Fidelis underwriting portfolio through his market connections  Previously head of Global Retrocession at the Benfield Group and CEO of Aon’s Global Specialty division in 2008 Allan Decleir Chief Financial Officer  Joined Fidelis Insurance as CFO in 2023, having served as a consultant to Fidelis in Bermuda since June 2022  Previously CFO at Platinum Underwriting (2005-2015) and Stockton Reinsurance (1996-2003)  Extensive specialist consultancy experience across the industry prior to joining Fidelis in June 2022  Chartered Accountant with 8 years’ experience at EY

Fidelis Insurance Group: At A Glance

FIDELIS
INSURANCE GROUP

What We Do

Underwriting	Capital Management	Investment
Market Leading Combined Ratio	Attractive Returns on Equity	

Who We Are

- High performing capital and investment management, supporting best-in-class underwriting(2)(4)...
- ...delivering one of the best Combined Ratios in the market and attractive ROEs...
- ...with an exclusive relationship with the best specialty underwriting team with demonstrable track record

Financial Highlights

1. **$3.5bn** Jun-23 TTM GPW
2. **$2.2bn** Jun-23 TTM NPW o/w 89% primary insurance
3. **80.6%** H1 2023 Combined Ratio(1) vs. peer avg. of 86.9%(2)
4. **18.2%** H1 2023 Operating ROAE (Annualized)(3)

Portfolio



Reinsurance
Specialty
17%
$3.5bn
TTM GPW
20%
63%
Bespoke

- ✓ Portfolio already at scale
- ✓ Diversified across 60+ lines
- ✓ Shorter-tail lines with less nat-cat exposure

Senior Management Team



Helena Morrissey, DBE
Chair of the Board
35+ Years of Exp



Dan Burrows
Group CEO & Director
35+ Years of Exp



Allan Decleir
Group CFO & Director
35+ Years of Exp

- ✓ A team with experience of delivery for investors and valuable market relationships
- ✓ Significant underwriting experience throughout the business

Source: Company Information; Note: (1) Calculated as the sum of losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses as a percentage of NPE in all periods except 2018; (2) Peer group includes Arch, Argo, Aspen, Markel, W. R. Berkley, Hiscox, Beazley, Lancashire, Everest Re, Axis Capital and Renaissance Re.; (3) Operating ROAE is a non-US GAAP financial measure and is calculated as operating net income divided by adjusted average common shareholders' equity. See Important Notice and Annex A; (4) Based on average combined ratio for 2017 – 2022 compared to peer group.

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4 Our Key Highlights Significant Embedded Value & A Robust Capital Position Industry First Exclusive Distribution Relationship Built on the Best Track Record in Specialty Insurance A High Quality, Mature and Well-Positioned Portfolio Strong Alignment and Market Standard Fee Structure Delivering Attractive Results Extensive Underwriting, Capital and Investment Management Experience Benefiting from Continued Compounding Rate Increases in the Best Market for 20 Years(1) 1 2 46 7 5 3 9 High Quality, Short Duration Investment Portfolio 8 Note: (1) Source: Insurance Insider.

1 Industry First Exclusive Distribution Relationship

FIDELIS INSURANCE GROUP

Exclusive access to all business produced by Fidelis MGU, one of the largest independently-owned MGUs globally

FIDELIS INSURANCE GROUP (1)

Fidelis Insurance Holdings Limited

Regulated and Licensed Operating Companies(2) in Bermuda, UK and Ireland

Long-term partnership via a 10-year rolling Binder and Outsourcing Agreement **("The Framework Agreement")**

FIDELIS MGU

Fidelis MGU HoldCo

+ licenses with insurance intermediaries operating in each of Bermuda, the UK and Ireland (EEA)

PINE WALK

Specialist MGUs operating via Pine Walk platform

Key Elements

~9.8% stake in Fidelis IG owned by Fidelis MGU	Fidelis MGU management own stake in Fidelis IG	Fixed + significant profit commission component	Underwriting + related services	Mutual rights of first refusal and first offer

Note: (1) Relationship overview reflects simplified entity structure; (2) Includes Fidelis Insurance Bermuda Limited (Bermuda), Fidelis Underwriting Limited (UK), Fidelis Insurance Ireland DAC (Ireland), and FIHL (UK) Services Limited

5

2 Built on the Best Track Record in Specialty Insurance

FIDELIS INSURANCE GROUP

Portfolio Underwriting Team Industry Track Record

Track Record at Lloyd's

Return on Capacity[1]

+16.6 ppts



17.5%
0.9%
Brindle's Lloyd's[2] Syndicates
Lloyd's Average

Track Record at Lancashire

Share Price Return[3]

+341 ppts



412%
71%
Lancashire [4]
Peer Median

Fidelis Story to Date

Underwriting Margin[5]

+13.7 ppts



14.2%
0.5%
Fidelis [6]
Peer Average

Fidelis Insurance Group sources its business from a team with a c.40 year track record of underwriting excellence

Source: Company information; public filings; FactSet; SNL Financial; Note: Past results are no guarantee of future results. Lloyd's and Lancashire figures represent results achieved while under the management of Richard Brindle; however, other personnel who will not be employed by Fidelis IG or Fidelis MGU contributed to these track records. Further, Fidelis IG and Fidelis MGU have mutual right of first refusal and therefore, Fidelis IG will not be required to use Fidelis MGU as its exclusive underwriter to the extent this is not already present in the annual plan; (1) 1986 – 1998 (inclusive) track record (on a straight average); represents profit before personnel expenses as % of capacity; (2) Brindle's Lloyd's Syndicates include Syndicates 2488 and 488; (3) Represents Lancashire share price performance under Brindle leadership between 12/16/2005 and 12/31/2013; (4) Includes Ace, XL, Arch, Everest, PartnerRe, Axis, Allied World, Renaissance Re, Validus, Montpelier, Greenlight Re, Third Point Re, Hiscox, Amlin, Catlin, Beazley, and Novae. Represents median share price performance between 12/16/2005 and 12/31/2013; Lancashire's IPO was completed on 12/16/2005; (5) Represents average underwriting margin for 2017 – 2022; Peers average underwriting margin calculated as (100% – average combined ratio) where combined ratio is the sum of loss and expense ratio as reported. Fidelis underwriting margin calculated as (100% – average combined ratio) where combined ratio is calculated as the sum of net losses, net acquisition costs and administrative expenses divided by net premium earned, and excludes the impact of stock compensation and certain one-time, non-recurring corporate costs; (6) Peer group includes Arch, Argo, Aspen, Markel, W. R. Berkley, Hiscox, Beazley, Lancashire, Everest Re, Axis Capital, and Renaissance Re.

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7 A High Quality, Mature and Well-Positioned Portfolio Specialty Bespoke Reinsurance Highly tailored, specialized products ranging in duration from days to long-tenor contracts Low attrition loss exposure and embedded value Specialized portfolio leveraging Fidelis MGU’s underwriting expertise 30 years+ of trading relationships Highly-focused property catastrophe (cat) book and no property binders Targeting clients with sophisticated data and loss adjusting capabilities 2022 Net Premiums Written Specialty Major Lines Property D&F Marine Aviation & Aerospace Energy Property Other Specialty Other Bespoke Major Lines Credit and Political Risk Bespoke Other e.g. Deal Facilitation and Structural Warranties 13% $240m 57% $1,061m 30% $562m Specialty Reinsurance Bespoke 3 Predominantly Property Reinsurance Our portfolio is mature and at scale, having been built up since 2015 and tested through hard and soft markets

3 A High Quality, Mature and Well-**Positioned Portfolio (Cont'd)**

FIDELIS INSURANCE GROUP

	Key Buying Motivations	2017-22 Avg. Loss Ratio vs. Peers[1]	2023 Rate Forecast[2]
Specialty (2022 NPW: $1,061m)	▪ Asset-driven products with material retentions ▪ Adaptable to constantly evolving market dynamics	43% (vs. 61%)	+10 - 40%
Bespoke (2022 NPW: $562m)	▪ Highly specialized products tailored to risk profiles ▪ Largely influenced by prevailing economic conditions at a given time	27% (vs. 61%)	+10 - 45%
Reinsurance (2022 NPW: $240m)	▪ Homogeneous portfolio driven by peak worldwide exposure ▪ Unique view of risk through sophisticated analytics and live aggregation tools	65% (vs. 72%)	+25 - 40%

Source: Company information; Note: (1) Peers for Bespoke and Specialty include Arch, Argo, Aspen, Markel, W. R. Berkley, Hiscox, Beazley, Lancashire; peers for Reinsurance include Everest Re, Axis Capital, and Renaissance Re; (2) Willis Towers Watson's Marketplace Realities Spring Update published on 4/28/2023. Rate forecast shown represents specific sub-products relevant to Fidelis IG such as Property, Political Risk, and Catexposed Property for our three pillars, respectively

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9 Benefiting from Continued Compounding Rate Increases in the Best Market for 20 Years 4 Source: Company information; Note: RPIs defined as annual renewal price increases, or the annual percentage change in renewal prices Reinsurance Supply/demand imbalance continues to drive rates increase throughout 2023 We are optimizing and repositioning to continue outperforming peers in the hardest market since 2006 Specialty Rates continue to improve, building on several consecutive years of compound rate increases We believe we are well placed to continue to achieve differentiated pricing in the Specialty pillar Bespoke Insulated from market pricing conditions in other classes We are a strong brand recognized for leading and executing Bespoke products Investments Rates expected to remain elevated; competitors’ book values have been eroded by rate movements Our shorter duration portfolio allows near-term reinvestment at higher rates +171% H1 2023 RPI in Reinsurance +128% H1 2023 RPI in Specialty +118% H1 2023 RPI in Bespoke $51m H1 2023 Net Investment Return

10 Extensive Underwriting, Capital and Investment Management Experience Jonathan Strickle Group Chief Actuary 14+ Years of Exp Helena Morrissey, DBE Chair of the Board 35+ Years of Exp Allan Decleir Group CFO & Director 35+ Years of Exp Ian Houston Group CUO 35+ Years of Exp Janice Weidenborner Group Chief Legal Officer 35+ Years of Exp Dan Burrows Group CEO & Director 35+ Years of Exp Mike Pearson Group CRO 35+ Years of Exp Denise Brown-Branch Group COO 25+ Years of Exp David Smith Group CIO 20+ Years of Exp 5 Hannah Greenwood Chief of Staff 10+ Years of Exp Extensive expertise in underwriting, capital and investment management built up in both the insurance market and wider financial services industry

6 Strong Alignment and Market Standard Fee Structure

FIDELIS INSURANCE GROUP

Alignment with Fidelis MGU

Culture

- Long-standing relationship between management teams and shared operating knowledge
- Structure accepted by regulators and rating agencies with no associated client or broker attrition following implementation
- Fidelis MGU employees own stake in Fidelis IG (1)

Economics

- Fidelis MGU profitability driven by profit commission (PC)
- Whole portfolio PC structure – avoids skewed incentives associated with cellular, by-line PC structures implemented by other MGAs in the market
- 9.8% ownership of Fidelis IG by Fidelis MGU

Governance

- Long-term partnership via 10-year rolling Framework Agreement
- Fidelis MGU's capacity and growth driven by Fidelis IG profitability
- Underwriting + related services to Fidelis IG with ROFR/ROFO

Market Standard Fee Structure

11.5%
Fixed Commission

+

3.0%
Portfolio Mgmt. Fee

+

Profit Commission

All fees are fully baked into our operating targets

- ✓ Long-term, exclusive access to one of the most renowned underwriting teams in the industry
- ✓ Structure accepted by regulators and rating agencies with no associated client or broker attrition
- ✓ Fees in-line with market, with high degree of alignment through profit commission
- ✓ Combined Ratio continues to be market-leading

Source: Company information; Note: (1) Both Fidelis MGU and Fidelis IG senior management have a 180-day lock-up period for selling Fidelis IG shares post-IPO

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7 Significant Embedded Value & A Robust Capital Position

FIDELIS INSURANCE GROUP

Embedded Value

Due to the long tenor of Bespoke contracts, Unearned Premium ***Reserve incorporates a significant portion of "embedded value"*** that only generates profits once premiums have been earned

Illustrative Earnout Profile of Net UPR as of December 31, 2022 ($m)(1)

$1.8bn Total Net UPR, of which ~$1.1bn Bespoke



1,064
19
646
399
317
58
259
153
6
147
276
276
2023E
2024E
2025E
2026E onwards
Bespoke
Specialty
Reinsurance

Robust Capital Position and Conservative Reserving

Capital Strength and Balance Sheet Scale

- **$9.9bn** Total Assets (June 30, 2023)
- **$2.0bn** **Shareholders' Equity** (June 30, 2023)
- **A / A- / A3** AM Best / **S&P / Moody's**
- **$1.8bn** Net UPR (December 31, 2022)

Conservative Approach to Reserving

- Shorter Duration Business Allows for Quick Reactions
- Strong Governance
- History of Favorable PYD
- Buffer to Independent Actuarial Estimates

Note: (1) Represents net UPR calculated as gross UPR minus ceded unearned premium; Premium written are earned on a basis consistent with risks covered over the period the coverage is provided. The portion of the premium written applicable to the unexpired terms of the underlying contracts and policies are recorded as unearned premium. Actual earnout pattern may differ from the illustrative pattern. Earnout profile based on percentages of 2022 YOA gross premium written to 2022 net UPR; 59% in 2023, 18% in 2024, 9% in 2025, 15% in 2026 onwards, approximately consistent with prior development experience. See Important Notice.

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13 Note: (1) As of December 31, 2022; (2) Represents cash and cash equivalents and restricted cash and cash equivalents; (3) Consists of corporate securities and US government and agencies securities as a percentage of total fixed maturity and short- term investments portfolio; (4) Represents percentage of total fixed maturity securities and short-term investments portfolio Asset Allocation (1) Fixed Income Portfolio Credit Quality (1) Investment Objectives ✓ Deliver stable investment income and reasonable total return through all market cycles ✓ Focus on high quality, short-duration and liquid fixed income assets ✓ Diversify across asset types, sectors and issuers ✓ Maintain appropriate investment portfolio liquidity and credit quality ✓ Manage interest rate risk by maintaining a short duration fixed income portfolio $3.9bn Total Cash and Investments (1) 59% Cash and US Government Securities (1) Cash(2) 37% Corporates 27% US Treasuries 22% Other ABS 5% Other Investments 9% AAA 51% AA 7% A 31% BBB 12% 1.2 yrs Duration (1) AA- Avg. Credit Quality (1) ~88% Rated A- or Better (1)(4) 1.6% Book Yield (1) $2.4bn Fixed Income Portfolio (1) 82% Gov’t & corporate (1)(3) High Quality, Short Duration Investment Portfolio8

14 Delivering Attractive Results GPW ($bn) Operating ROAE (Annualized)(2) Source: Company information, S&P Capital IQ. Note: (1) Average calculated from peer group includes Arch, Argo, Aspen, Markel, W. R. Berkley, Hiscox, Beazley, Lancashire, Everest Re, Axis Capital and Renaissance Re. (2) Operating ROAE for FIHL is a non-US GAAP financial measure and is calculated as operating net income divided by adjusted average common shareholders’ equity. See Important Notice and Annex A. (3) Peer average based on Annualized Operating Return on Equity if reported by peers, otherwise uses reported Return on Equity. Markel does not report ROE – figure has been calculated as annualized net income to shareholders plus reclassification adjustments, divided by average shareholders’ equity. 1.7 2.2 H1 2022 H1 2023 Combined Ratio Book Value Per Diluted Common Share ($) 89.0% 80.6% H1 2022 H1 2023 17.19 17.86 Q1 2023 Q2 2023 H1 2023 Peer Avg.: 86.9% (1)(2) 4.8% 18.2% H1 2022 H1 2023 H1 2023 Peer Avg.: 17.2% (1)(3) 9

15 Outlook Highly Visible Growth Underwriting Profitability at Scale ✓ Strong continued organic growth driven by attractive market conditions ✓ Earnout of existing profitable unearned premium reserve (Bespoke/Specialty) ✓ Leading combined ratio and efficient capital deployment ✓ Expect consistent future profitability from a diversified book of business Capital Management & Investment ✓ Thoughtful and nimble approach to risk and capital allocation and deployment ✓ Opportunistic reinvestment due to shorter duration portfolio

16 Summary and Closing Remarks Significant Embedded Value & A Robust Capital Position Industry First Exclusive Distribution Relationship Built on the Best Track Record in Specialty Insurance A High Quality, Mature and Well-Positioned Portfolio Strong Alignment and Market Standard Fee Structure Delivering Attractive Results Extensive Underwriting, Capital and Investment Management Experience Benefiting from Continued Compounding Rate Increases in the Best Market for 20 Years(1) 1 2 46 7 5 3 9 High Quality, Short Duration Investment Portfolio 8 Note: (1) Source: Insurance Insider.

17 This presentation (the “Presentation”) is being shared with you (the “Recipient”) on behalf of Fidelis Insurance Holdings Limited (the “Company”). This Presentation is made solely for informational purposes containing publicly available information about the Company by way of background. This Presentation is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering or sale of securities shall be made by the Company except by means of a prospectus meeting the requirements of the US Securities Act of 1933, as amended, filed with the Securities and Exchange Commission (the “SEC”), after such registration statement becomes effective. This Presentation is provided as of the date hereof, does not purport to be all-inclusive or necessarily contain all information that may be of interest to the recipient, and is subject to change, amendment, update, completion and review without notice. The Company expressly disclaims any obligations to update the information in this Presentation to the fullest extent permitted by applicable law. This Presentation and related discussions may contain “forward-looking statements”, which include all statements that do not relate solely to historical or current facts and which may concern the Company’s strategy, plans, projections or intentions and are made pursuant to the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements would be based on the beliefs and assumptions of the Company’s management, and are subject to known and unknown risks and uncertainties. Generally, statements that are not about historical facts, including statements concerning our possible or assumed future actions or results of operations, are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent the Company’s beliefs, expectations or estimates concerning future operations, strategies, financial results and condition, financings, investments, acquisitions, expenditures or other developments and anticipated trends and competition in the markets in which the Company operates. Forward-looking statements can also be identified by the use of forward-looking terminology such as “may,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “targets,” “potential,” “will,” “can have,” “likely,” “continue,” “expects,” “should,” “could” or similar expressions. Forward-looking statements are not guarantees of performance and prospective investors are cautioned not to rely on them. The Company’s actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting the Company, many of which are outside its control, including the ongoing trend of premium rate hardening and factors likely to drive continued rate hardening, expected growth across the Company’s portfolio, the availability of outwards reinsurance and capital resources as required, the development and pattern of earned and written premiums impacting embedded premium value, changes in accounting principles or the application thereof, the level of underwriting leverage, the level and timing of catastrophe and other losses on the business we underwrite, the performance of our investment portfolios, the Company’s strategic relationship with Fidelis MGU, the maintenance of financial strength ratings, the impact of the ongoing war in Ukraine and development of related claims, other geopolitical and economic uncertainties impacting the lines of business the Company writes, the impact of tax reform and insurance regulation in the jurisdictions where the Company’s businesses are located, as well as those risks, uncertainties and other factors disclosed under ‘Risk Factors’ in the Company’s IPO prospectus filed with the SEC on June 28, 2023 and subsequent filings with the SEC. The Company’s forward-looking statements, expectations, beliefs, and projections are expressed in good faith and the Company’s management believes that there is reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, the Company’s past performance, and that of its management team and of Fidelis MGU, should not be construed as a guarantee of future performance. Any illustrative information included in this Presentation is provided solely to enhance the reader’s ability to assess our financial and business performance. Such illustrative information has not been verified, audited or subject to an independent accounting or auditing review. Assumptions regarding embedded value represent the means by which the Company’s UPR is expected to be reflected over time, based on accounting principles and contracts currently in force, and the actual earn out pattern may differ from the illustrative earn out pattern in this Presentation. Actual results and outcomes may vary materially from these illustrative examples. The Company’s reserves and management’s best estimate reflected in historical loss ratios and other financial information is based on the management’s then current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. The Company’s reserves are prepared on the basis of US GAAP accounting and for the Company’s own purposes and for no other purpose. Such financial information is subject to important assumptions which are likely to be the subject of future change, amendment, update, completion and review, as necessary. The Company’s estimate of natural catastrophe losses involves the exercise of considerable judgement and is based, amongst other factors, on a review of individual treaties and policies to be impacted, information available as at the relevant date from clients and brokers, initial loss reports, modelled loss projections and exposure analysis. The Company’s actual losses from any loss events may differ materially from estimates provided and reserves historically or currently held. The Company has developed its loss estimates and modelled exposure estimates by combining judgement and experience with the outputs from models commercially available from third party modelling firms. The Company’s loss estimates and modelled exposure estimates are based on assumptions as of an historical date that are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect actual losses and exposure and could cause actual losses and exposure to differ materially from those expressed in this Presentation. All financial information in this Presentation may include rounding adjustments where appropriate. Accordingly, some totals may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in precisely the same percentage values as are shown elsewhere in this Presentation. While the Company reports financial results in accordance with US GAAP, this Presentation also includes non-GAAP measures and related reconciliations. The Company believes that these non-US GAAP financial measures, which may be defined differently by other companies, provide useful information in assessing the Company’s results of operations in a manner that allows for a more complete understanding of the underlying trends in the Company’s business. The Company uses these measures to supplement US GAAP measures of the Company’s results of operations. These measures should not be viewed as a substitute for those determined in accordance with US GAAP. See Annex A for a reconciliation of such non-US GAAP measures. RPI is a measure that the Company has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Company’s consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in the Company’s portfolio. The performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates. The data included in this Presentation regarding peer results and other industry information is based on public company filings, published industry sources, and the Company’s own internal estimates are based on management’s knowledge and experience in the markets in which the Company operates. Data regarding the industry in which the Company competes and its market position and market share within this industry are inherently imprecise and subject to significant business, economic and competitive uncertainties beyond its control, but the Company believes they generally indicate size, position and market share within this industry. While the Company believes that each of the publications used throughout this Presentation are prepared by reputable sources, neither the Company nor the underwriters have independently verified market and industry data from third-party sources. In addition, assumptions and estimates of the Company and its industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause its future performance to differ materially from its assumptions and estimates. As a result, you should be aware that market, ranking, and other similar industry data included in this Presentation, and estimates and beliefs based on that data, are subjective and may be subject to change. Important Notice

Annex A – Non-GAAP Financial Measures Reconciliation (Unaudited)

FIDELIS
INSURANCE GROUP

Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to holders of Common Shares excluding, net gain on distribution of Fidelis MGU, net investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the tax impact on these items.

Return on average common equity **("ROAE")**: represents net income divided by average common shareholders' equity.

Operating return on average common equity **("Operating ROAE")**: is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders' equity.

The table below sets out the calculation of the adjusted common shareholders' equity, operating net income, ROAE and Operating ROAE, for the three and six months ended June 30, 2023 and 2022.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2023	2022	2023	2022
	($ in millions)			
Average common shareholders' equity	$ 1,942.6	$ 1,958.6	$ 1,978.7	$ 1,982.5
Opening common shareholders' equity	1,904.5	1,966.2	1,976.8	2,013.9
Adjustments related to the Separation Transactions	—	—	(178.4)	—
Adjusted opening common shareholders' equity	1,904.5	1,966.2	1,798.4	2,013.9
Closing common shareholders' equity	1,980.6	1,951.0	1,980.6	1,951.0
Adjusted average common shareholders' equity	1,942.6	1,958.6	1,889.5	1,982.5
Net income available to common shareholders	83.9	8.4	1,816.5	25.4
Adjustment for net gain on distribution of Fidelis MGU	—	—	(1,639.1)	—
Adjustment for net investment (gains)/losses	(0.1)	15.0	(2.9)	25.2
Adjustment for net foreign exchange (gains)/losses	0.1	(0.7)	1.6	0.2
Adjustment for corporate and other expenses	1.5	—	3.0	1.9
Tax impact of the above	(0.1)	(3.2)	(6.3)	(6.0)
Operating net income	$ 85.3	$ 19.5	$ 172.8	$ 46.7
ROAE	4.3%	0.4%	91.8%	1.3%
Operating ROAE	4.4%	1.0%	9.1%	2.4%

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